Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock and warrants of GTY Technology Holdings Inc. does not purport to be complete and is qualified in its entirety by reference to our restated articles of organization (as amended, our “charter”), our bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Massachusetts law.  Unless the context requires otherwise, all references to “we”, “us,” “our” and “GTY” in this section refer solely to GTY Technology Holdings Inc. and not to our subsidiaries.

General

Under our charter, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.0001  per share and 25,000,000 shares of preferred stock, par value $0.0001 per share.  As of March 11, 2020, there were 52,887,912 shares of common stock outstanding and no shares of preferred stock outstanding.  As of March 11, 2020, there were 27,093,334 warrants to purchase shares of our common stock outstanding.  The Transfer Agent and Registrar for our common stock and our warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Common Stock

The holders of shares of our common stock are entitled to one vote for each share held and each share of our common stock is entitled to participate equally in dividends out of funds legally available therefor, as and when declared by our board of directors, and in the distribution of assets in the event of liquidation.  The shares of our common stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions.  The outstanding shares of our common stock are duly and validly issued, fully paid and nonassessable, and any shares of our common stock issued upon exercise of our warrants will be duly and validly issued, fully paid and nonassessable.  Our common stock is listed on the Nasdaq Capital Market under the symbol “GTYH.”

Preferred Stock

Our board of directors is authorized to create and issue one or more series of preferred stock and to determine the rights and preferences of each series, to the extent permitted by our charter.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock.  The issuance of preferred stock could also, under certain circumstances, have the effect of delaying, deferring or preventing a change of control of the GTY or the removal of existing management or otherwise adversely affect the market price of our common stock.  It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

You should refer to the amendment to our charter establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Massachusetts and the Securities and Exchange Commission in connection with any offering of preferred stock.

Each prospectus relating to a series of preferred stock may describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Warrants

Each whole warrant is exercisable to purchase one share of common stock at $11.50 per share.  We may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the reported last sale price of common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders.  The warrants were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging.

Public Warrants

Upon the closing of our initial business combination, we had 18,400,000 public warrants outstanding.  Each public warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on March 21, 2019.  A warrant holder may exercise its warrants only for a whole number of shares.  The warrants will expire on February 19, 2024, which is five years after the closing date of the business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to its satisfying its obligations described below with respect to registration.  No warrant will be exercisable and we will not be obligated to issue a share of common stock upon exercise of a warrant unless the share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.   In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.   In no event will we be required to net cash settle any warrant.

We were obligated to file with the Securities and Exchange Commission (the “SEC”) as soon as practicable, but in no event later than March 12, 2019, a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, and are obligated to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement.  A registration statement covering the shares of common stock issuable upon exercise of the warrants was declared effective by the SEC on May 28, 2019.   During any period when we may fail to maintain an effective registration statement, warrant holders may, until such time as there is again an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Private Placement Warrants

At the time of our initial public offering, our sponsor purchased 8,693,334 warrants in a private placement at a price of $1.50 per warrant.  The private placement warrants are identical to the public warrants, except that the private placement warrants and the shares issuable upon exercise of the private placement warrants were not transferable, assignable or salable until 30 days after the completion of the business combination, subject to certain limited exceptions.  Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by such holders on the same basis as the public warrants.

Redemption

We may call the warrants for redemption (except with respect to the private placement warrants):

•      in whole and not in part;

•      at a price of $0.01 per warrant;

•      upon a minimum of 30 days’ prior written notice of redemption; and

•      if, and only if, the last reported closing price of our shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If we call the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation.   However, the warrants will not be adjusted for issuance of shares at a price below its exercise price.   Additionally, in no event will we be required to net cash settle the warrants shares.

Provisions of the Restated Articles of Organization and Bylaws that May Have an Anti-Takeover Effect

We are a corporation incorporated under the laws of the Commonwealth of Massachusetts, subject to the provisions of the Massachusetts General Laws.

Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions.  A Massachusetts corporation may elect in its articles of organization or bylaws not be governed by Chapter 110F.

Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of the corporation, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of the corporation and (3) any shares owned by any employee of the corporation who is also a director of the corporation) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds.

The Massachusetts control share acquisitions statute permits the corporation, to the extent authorized by its articles of organization or bylaws, to redeem all shares acquired by an acquiring person in a control share acquisition for fair value (which is to be determined in accordance with procedures adopted by the corporation) if (1) no control share acquisition statement is delivered by the acquiring person or (2) a control share acquisition statement has been delivered and voting rights were not authorized for such shares by the shareholders in accordance with the applicable provision of the control share acquisitions statute.

If the voting rights for shares acquired in a control share acquisition are authorized by a majority of shareholders, the acquirer has acquired beneficial ownership of a majority or more of all voting power in the election of directors, then each stockholder of record, other than the acquirer, who has not voted in favor of authorizing voting rights for the control may demand payment for his or her stock and an appraisal in accordance with M.G.L. Chapter 156D.

The Massachusetts control share acquisition statute permits a Massachusetts corporation to elect not to be governed by the statute’s provisions by including a provision in the corporation’s articles of organization or bylaws pursuant to which the corporation opts out of the statute.

Massachusetts law provides that the board of directors of a public corporation be staggered into three groups having terms of three years.  This could make it difficult to replace a majority of the board in any one year.   A corporation may elect not to be governed by this provision by a vote of the board of directors, or by two-thirds of each class of stock outstanding at a meeting duly called for the purpose of voting on an exemption.

Chapter 110C of the Massachusetts General Laws (1) subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a takeover bid, defined to include any acquisition of or offer to acquire stock by which, after acquisition, the offeror would own more than 10% of the issued and outstanding equity securities of a target company and (2) provides that, if a person (together with its associates and affiliates) beneficially owns more than 5% of the stock of a Massachusetts corporation, such person may not make a takeover bid if during the preceding year such person acquired any of the subject stock with the undisclosed intent of gaining control of the corporation.  The statute contains certain exceptions to these prohibitions, including if the board of directors approves the takeover bid, recommends it to the corporation’s shareholders and the terms of the takeover are furnished to shareholders.   The validity of Chapter 110C has been called into questioned by a 1982 US Supreme Court decision that invalidated a similar law in the state of Illinois.

Elimination of Liability in Certain Circumstances

Our charter contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Massachusetts law.   Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors to the extent provided by applicable law, except liability for:

•      any breach of the director’s duty of loyalty to us or our stockholders;

•      any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•      distributions to shareholders not in compliance with the MBCA; or

•      any transaction from which the director derived an improper personal benefit.

Our charter provides that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Massachusetts law.  We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board.  With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.  We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.   We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our charter may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders.  Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.